UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of 27 June 2025

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	27 June 2025 - Completed acquisition of remaining 12% in China JV

99.1

Haleon plc: Completion of acquisition of remaining 12% in China JV

27 June 2025: Haleon plc (the "Company" or "Haleon") today announces that it has completed the acquisition announced on 15 April 2025, of the remaining 12% equity interest in Tianjin TSKF Pharmaceutical Co. Ltd ("TSKF"), its OTC joint venture in China for a total consideration of RMB 1,623 million (c. £0.2 billion). As a result, TSKF is now a wholly owned subsidiary of Haleon.

China is a key market for Haleon which is underpinned by favourable structural drivers. The acquisition of TSKF which has a long heritage of operational excellence will enable Haleon to drive category growth in one of the fastest growing OTC markets globally. TSKF accounted for c. 40% of Haleon's China revenues in 2024 and manufactures and/or distributes leading brands such as Fenbid, Voltaren and Bactroban. This acquisition will deliver increased strategic, and operational flexibility, and is fully consistent with our capital allocation priorities to drive attractive returns for shareholders and maintain a strong investment grade balance sheet.

Enquiries

Investors		Media
Jo Russell	+44 7787 392441	Zoë Bird	+44 7736 746167
Rakesh Patel	+44 7552 484646	Victoria Durman	+44 7894 505730
Emma White	+44 7823 523562
Email: investor-relations@haleon.com		Email: corporate.media@haleon.com

About Haleon
Haleon (LSE/NYSE: HLN) is a global leader in consumer health, with a purpose to deliver better everyday health with humanity. Haleon's product portfolio spans six major categories - Oral Health, Vitamins, Minerals and Supplements (VMS), Pain Relief, Respiratory Health, Digestive Health and Therapeutic Skin Health and Other. Its long-standing brands - such as Advil, Centrum, Otrivin, Panadol, parodontax, Polident, Sensodyne, Theraflu and Voltaren - are built on trusted science, innovation and deep human understanding.

For more information, please visit www.haleon.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Date: June 27, 2025	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary